SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 13, 2022

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures:

•	Changes in Nokia Corporation's own shares
•	Manager’s transactions
•	Manager’s transactions

Stock exchange release	1 (1)
13 July 2022

Nokia Corporation

Stock Exchange Release

13 July 2022 at 16:15 EEST

Changes in Nokia Corporation's own shares

Espoo, Finland – A total of 175 261 Nokia shares (NOKIA) held by the company were today transferred without consideration to participants of Nokia's equity-based incentive plans in accordance with the rules of the plans. The transfer is based on the resolution of the Board of Directors to issue shares held by the company to settle its commitments to participants of the plans as announced on 3 February 2022.

The number of own shares held by Nokia Corporation following the transfer is 72 784 100.

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

1 (2)
13.7.2022

Nokia Corporation
Managers’ transactions
13 July 2022 at 17:00 EEST

Nokia Corporation - Managers' transactions (Sahgal)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement
Name: Sahgal, Raghav
Position: Other senior manager

Issuer: Nokia Corporation
LEI: 549300A0JPRWG1KI7U06
Notification type: INITIAL NOTIFICATION
Reference number: 17865/5/4

Transaction date: 2022-07-13
Venue not applicable
Instrument type: SHARE
ISIN: FI0009000681
Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 93367 Unit price: N/A

Aggregated transactions

(1): Volume: 93367 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

2 (2)
13.7.2022

Inquiries:

Nokia
Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

1 (2)
13.7.2022

Nokia Corporation
Managers’ transactions
13 July 2022 at 17:05 EEST

Nokia Corporation - Managers' transactions (Uitto)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement
Name: Uitto, Tommi
Position: Other senior manager

Issuer: Nokia Corporation
LEI: 549300A0JPRWG1KI7U06
Notification type: INITIAL NOTIFICATION
Reference number: 17863/5/4

Transaction date: 2022-07-13
Venue not applicable
Instrument type: SHARE
ISIN: FI0009000681
Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 6666 Unit price: N/A

Aggregated transactions

(1): Volume: 6666 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

2 (2)
13.7.2022

Inquiries:

Nokia
Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2022	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate